

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-Mail</u>
Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources, Ltd.
675 West Hastings Street, #711
Vancouver, British Columbia
Canada V6B 1N2

    Re: Golden Goliath Resources Ltd.
            Form 20-F for the Fiscal Year Ended August 31, 2011
            Filed February 14, 2012
            File No. 000-31204

Dear Mr. Pearce:

    We issued comments on the above captioned filing on May 3, 2012. On June 4, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

    As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

    Please contact Joanna Lam at 202-551-3476 if you have any questions.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining